Exhibit (h)(7)

April 30, 2021

Natixis Funds Trust II

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

AlphaSimplex Group, LLC (“AlphaSimplex”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Funds listed below, including expenses attributable to the use of the AlphaSimplex Global Alternatives Cayman Fund Ltd., and AlphaSimplex Managed Futures Strategy Cayman Fund Ltd. for the purpose of commodity investing, through April 30, 2022 in order to limit the Funds’ total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, (substitute dividend expenses on securities sold short – for AlphaSimplex Global Alternatives Fund only), taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap

July 1, 2020 through April 30, 2022:

AlphaSimplex Global Alternatives Fund[1]	1.49% for Class A shares
(formerly, ASG Global Alternatives Fund)	2.24% for Class C shares
1.19% for Class N shares
1.49% for Class T shares
1.24% for Class Y shares

May 1, 2021 through April 30, 2022:

AlphaSimplex Managed Futures Strategy Fund[1]	1.70% for Class A shares
(formerly, ASG Managed Futures Strategy Fund)	2.45% for Class C shares
1.40% for Class N shares
1.70% for Class T shares
1.45% for Class Y shares

AlphaSimplex Multi-Asset Fund[1]	1.15% for Class A shares
(formerly, ASG Dynamic Allocation Fund)	1.90% for Class C shares
1.15% for Class T shares
0.90% for Class Y shares

Exhibit (h)(7)

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Natixis Advisors, L.P. (“Natixis Advisors”) will bear a portion of the waiver/reimbursement. The Natixis Advisors portion of the waiver/reimbursement will be equal to the ratio of the Natixis Advisors Support Services Fee divided by the management fee earned by AlphaSimplex.

With respect to each Fund, subject to applicable legal requirements, AlphaSimplex shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below the applicable expense limitation for such class; provided, however, that a Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of the Funds’ expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

AlphaSimplex Group, LLC

By:	/s/ Jennifer C. Gooch
Name:	Jennifer C. Gooch

Title:	Chief Financial Officer

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